19
12/29


SEC MAIL PROCESSING
RECEIVED
NOV 25 2005
WASH. D.C. 199 SECTION

SECURI



05044876

ANN... ...RT

BB 12/28

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response.....	12.00

SEC FILE NUMBER
8-49880

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Parkway, Two Financial Center, Suite 100
(No. and Street)

Little Rock (City) | Arkansas (State) | 72211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Williams | (501) 219-2003 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne & Co. LLP
(Name – *if individual, state last, first, middle name*)

11412 Huron Lane (Address) | Little Rock (City) | AR (State) | 72211 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/30/05
BB

OATH OR AFFIRMATION

I, Alex Lieblong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, LP

Signature

President

Title

Notary Public

Rebecca J. Gaston, Notary Public
Pulaski County, Arkansas
My Commission Exp. 6-5-2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

	PAGE
Report of independent certified public accountants	1
Financial statements:	
Statements of financial condition	2
Statements of operations	3
Statements of changes in stockholder's equity	4
Statements of cash flows	5
Notes to financial statements	6-9
Report of independent certified public accountants on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	10-11
Report of independent certified public accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	12
Supplementary information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13


Hudson
Cisne
& Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying statements of financial condition of Lieblong & Associates, Inc., as of September 30, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc., at September 30, 2005 and 2004 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hudson, Cisne & Co. LLP

October 21, 2005

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2005 AND 2004

ASSETS

	2005	2004
Cash - checking	$ 10,697	$ 3,547
- money market	208,823	195,631
Commissions receivable	199,859	180,903
Accrued interest receivable	-	39,714
Stockholder receivable	37,823	28,433
Income taxes refundable	-	6,584
Prepaid expenses	14,104	129,581
Furniture, equipment and leasehold improvements, less accumulated depreciation of $214,282 and $175,941, respectively	102,077	107,314
Investment in marketable securities, at market	96,014	318,720
Investment in non-marketable securities, at cost	103,588	50,008
	$ 772,985	$ 1,060,435

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Liabilities:		
Note payable	$ -	$ 3,043
Accounts payable - trade	30,244	10,975
Commissions and wages payable	83,516	63,433
Note payable to shareholder, unsecured	-	200,000
Income taxes payable	5,778	-
Deferred income taxes	-	45,000
Total liabilities	119,538	322,451
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	395,666	395,666
Retained earnings	252,012	292,212
Accumulated other comprehensive income	5,669	50,006
Total stockholder's equity	653,447	737,984
	$ 772,985	$ 1,060,435

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
Revenues:		
Commissions	$ 2,051,853	$ 2,030,370
Rebates from clearing broker	941,688	516,417
Interest	105,225	89,445
Net realized gain on sale of marketable securities and assets	252,068	-
	3,350,834	2,636,232
Operating expenses:		
Employee compensation and benefits	2,378,211	1,748,310
Travel, meals and entertainment	534,808	417,462
Consulting fees	11,400	8,214
Clearing broker fees and computer rental	213,214	158,400
Rent expense	50,464	45,214
Error account expense	708	17,326
Depreciation	77,015	13,055
Telephone	22,057	23,022
Regulatory fees	16,313	15,601
Office expense	38,559	27,802
Subscriptions	29,895	30,454
Advertising	574	2,713
Insurance	7,518	7,980
Professional fees	13,363	13,010
Postage and shipping	2,450	9,772
Taxes, licenses and permits	3,180	4,891
Miscellaneous expenses	6,805	9,377
Contributions	2,155	1,902
Interest	-	211
Total operating expenses	3,408,689	2,554,716
(Loss) income before taxes	(57,855)	81,516
Income tax (benefit) expense	(17,655)	25,642
Net (loss) income	(40,200)	55,874
Other comprehensive loss		
Decrease in unrealized gains on marketable securities, net of income taxes	(44,337)	(694)
Comprehensive (loss) income	$ (84,537)	$ 55,180

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance - October 1, 2003	$ 100	$ 395,666	$ 236,338	$ 50,700	$ 682,804
Net income	-	-	55,874	-	55,874
Other comprehensive loss	-	-	-	(694)	(694)
Balance - September 30, 2004	100	395,666	292,212	50,006	737,984
Net loss	-	-	(40,200)	-	(40,200)
Other comprehensive loss	-	-	-	(44,337)	(44,337)
Balance - September 30, 2005	$ 100	$ 395,666	$ 252,012	$ 5,669	$ 653,447

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net (loss) income	$ (40,200)	$ 55,874
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Depreciation	77,015	13,055
Net gain on sale of securities and assets	(252,068)	-
Commissions receivable	(18,956)	(179,981)
Stockholder receivable	(9,390)	(3,147)
Accrued interest receivable	39,714	(11,981)
Income taxes refundable	6,584	(6,584)
Prepaid expenses	115,477	(122,608)
Accounts payable - trade	19,269	763
Deferred income taxes	(30,764)	22,220
Commissions and wages payable	29,083	23,877
Income taxes payable	5,778	(11,884)
Net cash used in operating activities	(58,458)	(220,396)
Cash flows from investing activities:		
Purchases of securities	(528,893)	(87,500)
Proceeds from sales of securities	902,160	-
Purchase of equipment and leasehold improvements	(91,424)	-
Net cash provided by (used in) investing activities	281,843	(87,500)
Cash flows from financing activities:		
Payments on note payable	(3,043)	(4,219)
Proceeds from shareholder loan	-	200,000
Payments on shareholder loan	(200,000)	-
Net cash (used in) provided by financing activities:	(203,043)	195,781
Net change in cash	20,342	(112,115)
Cash - beginning of year	199,178	311,293
Cash - end of year	$ 219,520	$ 199,178

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. The Company's principal sources of revenues are from commissions and investment banking activities.

Concentrations of credit risk - cash

At September 30, 2005, the Company had cash balances in excess of federally insured limits. However, the Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Concentrations of credit risk - revenues

Approximately 17% of revenue for 2005 was from one customer.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is determined by straight-line and accelerated methods. Estimated useful lives are as follows:

	Years
Furniture and equipment	5 - 7
Leasehold improvements	15 - 39

Depreciation expense was $77,015 in 2005 and $13,055 in 2004.

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies (continued)

Statement of cash flows (continued)

There were no cash payments for income taxes in 2005. Cash payments for income taxes in 2004 totaled $22,383.

Note 2: Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2005, the Company's net capital was $377,439, which was $277,439 in excess of its minimum requirement of $100,000.

Note 3: Investment in non-marketable securities

The investment in non-marketable securities consists of 3,572 shares of National Association of Securities Dealers Restricted stock, which is reported at cost.

Note 4: Marketable securities

Cost and fair value of marketable securities at September 30, 2005, are as follows:

	Amortized Cost	Unrealized Gains	Fair Value
Available-for-sale:			
Equity securities	$ 91,549	$ 5,669	$ 96,014

Note 5: Note payable

Note payable at September 30, 2004 consists of a 1.90% note payable to a finance company, due $352 monthly, including interest, through August 2005, secured by an automobile.

Note 6: Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 7: Other comprehensive income

The Company has adopted FASB statement No. 130, "Reporting Comprehensive Income," which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

At September 30, 2005, the Company had net unrealized gains on marketable securities of $5,669.

Note 8: Income taxes

Income tax expense is composed of the following:

	2005	2004
Current expense:		
Federal	$ 7,408	$ 3,120
State	4,954	796
	12,362	3,916
Deferred tax (benefit) expense	(30,017)	21,726
Income tax (benefit) expense	$ (17,655)	$ 25,642

The effective income tax rate is different form the expected statutory federal rate primarily because of the graduated tax rates, nondeductible expenses and state income taxes.

Note 9: Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Note 10: Operating leases

The Company leases office space under an operating lease. Minimum lease payments at September 30, 2005 are as follows:

2006	$ 50,747
2007	51,769
2008	13,007
	$ 115,523

Rent expense was $98,537 for 2005 and $82,822 for 2004.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 11: Related party transactions

Included in travel, meals and entertainment is $450,000 for 2005 and $360,000 for 2004 in airplane charter expense paid to Lieblong Transport, Inc., which is related to the Company through common ownership. Included in commissions income for 2005 and 2004 are commissions received from Key Colony Fund, L.P. of approximately $550,000 and 620,296,respectively, which is related to the Company through common ownership.

Note 12: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. During 2005 and 2004 the Company contributed $7,591 and $7,535, respectively, to the SIMPLE Plan.


Hudson
Cisne
& Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Lieblong & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lieblong & Associates, Inc., for the year ended September 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hudson, Cone & Co. LLP

October 21, 2005


Hudson
Cisne
& Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Lieblong & Associates, Inc.

We have audited the financial statements of Lieblong & Associates, Inc., as of September 30, 2005, and for the fiscal year then ended, and have issued our report thereon dated October 21, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hudson, Cisne & Co. LLP

October 21, 2005

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2005

Net capital:		
Total stockholder's equity		$ 653,447
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		653,447
Less nonallowable assets and deductions:		
Shareholder receivable		37,823
Property and equipment, less accumulated depreciation		102,077
Prepaid expenses, income taxes refundable and other assets		117,692
		257,592
Net capital before haircuts on securities positions		395,855
Haircuts on securities		18,416
Net capital		$ 377,439
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors		$ 119,538
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 7,973
Minimum net capital required		$ 100,000
Excess net capital ($377,439 - $100,000)		$ 277,439
Percentage of aggregate indebtedness to net capital	$ 119,538 / $ 377,439	31.67%

No material differences existed at September 30, 2005, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.